Open Forum Topics

Madeleine MacRae
To: Pat McLaughlin <patrick@gosproducts.com>; Randy Cole <randy@foxvalleyelec.com>; Scott Hinz <scott.h@hinzcorp.com> **+7 others**
Cc: Mike Stanley <mike.stanley@c12forums.com>

Sun 6/12/2022 8:35 AM

Good Morning, Gentlemen! And Happy Sunday!!!

This month I'm the Open Forum Manager (hello, promotion!!!) and, as such would love for each of you to send over your Open Forum Topics. So far, I only have mine...

My Wefunder campaign is live (for friends and family) and I would LOVE for you to take a look and provide me with some constructive feedback on it. Is it compelling? Is it clear? What would you change or add?
Here is the link: https://wefunder.com/homepro.toolbox

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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